FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — CTC Extraordinary Shareholders’ Meeting	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
Secretary General and
Secretary of the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

NOTICE

A Special Meeting of Shareholders (the “Extraordinary Shareholders’ Meeting”) of COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”) was held on October 7, 2008 to vote on the amendment of certain provisions of CTC’s By-laws (the “By-law Amendments”), including, among others, the removal of a 45% limit on the maximum stake that may be held by a single CTC shareholder. The adoption of the Bylaw Amendments required the affirmative vote of at least 75% of CTC shareholders and represented a condition to the tender offer commenced on September 17, 2008 by INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA., a subsidiary of TELEFÓNICA, S.A., for the purchase of all outstanding shares of CTC (the “Tender Offer”).
At the Extraordinary Shareholders’ Meeting, shareholders holding 55% of the total outstanding shares of CTC voted in favor of the By-law Amendment, while shareholders holding 29% of the total outstanding shares of CTC voted against. Accordingly, the resolution to amend CTC’s By-laws was not adopted at the Extraordinary Shareholders’ Meeting.
Madrid, October 8th, 2008.

Gran Vía, 28 — 9a Planta — 28013 Madrid

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 8th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors